Exhibit 99.1

Transocean Ltd. Agrees to Acquire Transocean Partners LLC

•	Transocean Partners common unitholders to receive 1.1427 shares of Transocean per Transocean Partners unit in an all equity transaction

Zug, Switzerland / London – August 1, 2016 –  Transocean Ltd. (NYSE: RIG) and Transocean Partners LLC (NYSE: RIGP) today announced that Transocean has agreed to acquire all of the outstanding common units of Transocean Partners not already owned by Transocean in a share-for-unit merger transaction.  In the merger, Transocean Partners common unitholders will receive 1.1427 Transocean shares for each Transocean Partners common unit. The Transocean Partners unit price implied by the exchange ratio represents a 15% premium to Transocean Partners’ closing price on July 29, 2016.  Transocean expects to issue approximately 22.7 million shares in the merger. Completion of the transaction is conditioned upon approval by Transocean Partners’ common unitholders and is anticipated to close in the fourth quarter of 2016.

Following completion of the transaction, Transocean Partners will be 100% owned by Transocean and therefore Transocean will have indirectly acquired the 51% ownership interests in the Discoverer Inspiration, the Discoverer Clear Leader and the Development Driller III that are currently owned by Transocean Partners. Additionally, Transocean Partners’ common units will cease to be publicly traded on the NYSE.

“We are excited about this merger, as it provides significant and immediate benefits to Transocean in the form of simplified administration and governance, tangible cost savings and improved liquidity,” said Jeremy Thigpen, President and Chief Executive Officer of Transocean. “The contemplated all-equity transaction is entirely consistent with Transocean’s current liquidity objectives.”

“Transocean Partners common unitholders will benefit from a premium to the current unit price and receive shares in an entity with significant financial flexibility, a demonstrated access to capital and meaningfully improved market liquidity of its shares,” said Kathleen McAllister, Chief Executive Officer and Chief Financial Officer of Transocean Partners. “Additionally, we expect that common unitholders will also benefit from Transocean’s significantly larger and more diverse fleet and its industry-leading contract backlog.”

Approvals and Timeline to Completion

The transaction is subject to the approval of the holders of Transocean Partners’ common units pursuant to its limited liability company agreement. As Transocean has already committed to voting its approximately 21.3 million common units in favor of the merger, a vote in favor of the merger by approximately 9.9 million (or approximately 50.1%) of the approximately 19.7 million common units not held by Transocean will be required to approve the merger. Subject to customary approvals and conditions, the transaction is expected to close in the fourth quarter of 2016. The transaction is expected to generally be non-taxable to Transocean Partners common unitholders.

The transaction was negotiated on behalf of Transocean Partners by the Conflicts Committee of its Board of Directors, which is comprised of the members of its Board of Directors who are independent and unaffiliated with Transocean.

Transocean Partners’ minimum quarterly distribution of $0.3625 per unit for the third quarter of 2016 is expected to be paid in the fourth quarter of 2016.

Advisors

Barclays Capital Inc. acted as financial advisor to the Transocean Board of Directors. Evercore acted as financial advisor to the Conflicts Committee of the Board of Directors of Transocean Partners. Baker Botts L.L.P. served as legal counsel to Transocean, and Richards, Layton & Finger, P.A. acted as legal counsel to the Conflicts Committee of the Board of Directors of Transocean Partners.

Presentation Information

Transocean has posted on its website an investor presentation that includes an overview of the transaction and transaction highlights. The presentation is posted at http://www.deepwater.com/investor-relations; or may be found by navigating to: www.deepwater.com, selecting “Investor Relations” then “News” and “Presentations.”

Transocean Partners has posted on its website an investor presentation that includes an overview of the transaction and transaction highlights. The presentation is posted at http://www.transoceanpartners.com/investor-relations; or may be found by navigating to: www.transoceanpartners.com, selecting “Investor Relations” then “News” and “Presentations.”

About Transocean Ltd.

Transocean is a leading international provider of offshore contract drilling services for oil and gas wells. The company specializes in technically demanding sectors of the global offshore drilling business with a particular focus on deepwater and harsh environment drilling services, and believes that it operates one of the most versatile offshore drilling fleets in the world.

Transocean owns or has partial ownership interests in, and operates a fleet of, 60 mobile offshore drilling units consisting of 29 ultra-deepwater floaters, seven harsh-environment floaters, four deepwater floaters, 10 midwater floaters, and 10 high-specification jackups. In addition, the company has five ultra-deepwater drillships and five high-specification jackups under construction or under contract to be constructed.

For more information about Transocean, please visit: www.deepwater.com.

About Transocean Partners LLC

Transocean Partners LLC is a limited liability company formed by Transocean Ltd. to own, operate and acquire modern, technologically advanced offshore drilling rigs. Transocean Partners’ assets consist of 51 percent interests in subsidiary companies that own and operate three ultra-deepwater drilling rigs.

For more information about Transocean Partners, please visit: www.transoceanpartners.com.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The statements regarding the proposed transaction, including its effects, benefits and costs savings, opinions, forecasts, projections, expected timetable for completion, expected distribution and any other statements regarding Transocean Ltd.’s (“Transocean”) and Transocean Partners LLC’s (“Transocean Partners”) future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not statements of historical fact, are forward-looking statements within the meaning of the federal securities laws. We can give no assurance that such expectations will prove to have been correct. These statements are subject to risks, uncertainties and assumptions including, among other things, satisfaction of the closing conditions to the merger, the risk that the contemplated merger does not occur, negative effects from the pendency of the merger, the ability to realize expected cost savings and benefits, failure to obtain the required vote of Transocean Partners  unitholders, the timing to consummate the proposed transaction, the adequacy of and access to sources of liquidity, Transocean’s and Transocean Partners’ inability to obtain drilling contracts for rigs that do not have contracts, Transocean’s inability to renew drilling contracts at comparable dayrates, operational performance, the impact of regulatory changes, the cancellation of drilling contracts currently included in each company’s reported contract backlog, and other risk factors that are discussed in Transocean’s and Transocean Partners’ most recent Annual Report on Form 10-Ks as well as its other filings with the SEC available at the SEC’s Internet site (www.sec.gov). Actual results may differ materially from those expected, estimated or projected. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to publicly update or revise any of them in light of new information, future events or otherwise.

Additional Information

This press release does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, THE REGISTRATION STATEMENT AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC REGARDING THE TRANSACTION CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. These documents (when they become available) will contain important information about the proposed transaction that should be read carefully before any decision is made with respect to the proposed transaction. Investors will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by Transocean and Transocean Partners through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Transocean will be available free of charge on Transocean’s internet website at www.deepwater.com. Copies of the documents filed with the SEC by Transocean Partners will be available free of charge on Transocean Partners’ internet website at www.transoceanpartners.com. You may also read and copy any reports, statements and other information filed by Transocean and Transocean Partners with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at (800) 732-0330 or visit the SEC’s website for further information on its public reference room.

Participants in Solicitation

Transocean, Transocean Partners, their respective directors and certain of its executive officers may be considered, under SEC rules, participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Transocean are set forth in its Annual

Report on Form 10-K for the year ended December 31, 2015, which was filed with the SEC on February 25, 2016, and its proxy statement for its 2016 annual general meeting of shareholders, which was filed with the SEC on March 18, 2016. Information about the directors and executive officers of Transocean Partners is set forth in its Annual Report on Form 10-K for the year ended December 31, 2015, which was filed with the SEC on February 25, 2016, and its proxy statement for its 2016 annual meeting of unitholders, which was filed with the SEC on March 17, 2016. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests in the transaction, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Analyst Contacts:

Bradley Alexander

+1 713-232-7515

Diane Vento

+1 713-232-8015

Media Contact:

Pam Easton

+1 713-232-7647